Filed by Gold Reserve Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Gold Reserve Inc.
Commission File Number: 001-31819
Date: February 3, 2009
NR-09-08
GOLD RESERVE ISSUES STATEMENT ON SHAREHOLDER RIGHTS PLAN
SPOKANE, Washington, February 3, 2009
Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) today issued the following statement in connection with Rusoro Mining Ltd.’s (TSX-V: RML) (“Rusoro”) announcement that it intends to seek a hearing before the Ontario Securities Commission (“OSC”) to cease trade the Gold Reserve Shareholder Rights Plan (the “Rights Plan”). Rusoro made an unsolicited offer on December 15, 2008 (the “Offer”) to acquire all of the outstanding shares and equity units of Gold Reserve in consideration for three shares of Rusoro for each Gold Reserve share tendered under the Offer:
“In the event that a hearing proceeds before the OSC with respect to the Rights Plan, we also intend to raise with the OSC the various significant and material deficiencies in the Offer documents and in Rusoro’s public filings, many of which are set out in our Directors Circular of December 30, 2008 and other public statements. Our shareholders have indicated overwhelmingly that they do not want the Offer to proceed. We are confident that our shareholders will continue to recognize that Rusoro’s Offer is opportunistic, financially inadequate and significantly undervalues Gold Reserve’s assets and its overall contribution to the proposed combined company. Our Board and management team remain committed to ensuring that our shareholders receive full value for their investment.”
Gold Reserve urges its shareholders to REJECT Rusoro’s opportunistic Offer and NOT TENDER any Gold Reserve shares into the Rusoro Offer.
If shareholders have already tendered any of their Gold Reserve shares, we urge them to WITHDRAW them immediately. Shareholders who have tendered Gold Reserve shares into the Rusoro Offer and who wish to obtain assistance in withdrawing their Gold Reserve shares are urged to contact their broker or Laurel Hill Advisory Group, the information agent retained by Gold Reserve, at 1-888-295-4655.
Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.
FORWARD-LOOKING STATEMENTS
Certain statements included in this release may constitute “forward-looking statements”. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Section 21E of the Securities Exchange Act of 1934, as amended, does not apply to any forward looking statements made in connection with the Offer, including the forward looking statements contained in this release. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve shares and Rusoro shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Rusoro, Gold Reserve or the combined company proposed by the Rusoro offer; the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly forward-looking statements herein, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (“SEC”).
In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2007, dated March 31, 2008, and Gold Reserve’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the SEC on March 31, 2008.
Contacts:
Gold Reserve Inc.
President
A. Douglas Belanger, 509-623-1500
Fax: 509-623-1634
www.goldreserveinc.com
Dan Katcher / Steve Frankel / Andi Salas
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449